Exhibit 99.1

IM Cannabis Announces Closing of US$1.31 Million Registered Direct Offering of Common Shares

VANCOUVER and GLIL YAM, Israel, September 24, 2026 (GLOBE NEWSWIRE) -- IM Cannabis Corp. (“IMCC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, today announced the closing of its previously announced registered direct offering (the “Offering”), pursuant to which the Company sold and issued 655,000 common shares, no par value per share (the “Common Shares”), to certain accredited investors at a purchase price of US$2.00 per Common Share, resulting in aggregate gross proceeds to the Company of US$1.31 million, before deducting offering expenses.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, which may include evaluating potential additional business opportunities.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-288346) which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 9, 2025. The Common Shares were offered and sold only by means of a prospectus supplement and the accompanying base prospectus forming part of the effective registration statement. The prospectus supplement and accompanying base prospectus relating to the Offering were filed with the SEC and are available on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Related Party Transaction

INVEST-PRO - SHUKAI HON LTD. (“Invest-Pro”), a company which Eli Zamir, a director of the Company, is also a director of, subscribed for 164,585 Common Shares at a price of US$2.00 per Common Share for an aggregate subscription price of US$329,170 under the Offering. Accordingly, the issuance of Common Shares to Invest-Pro constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Absent an available exemption, MI 61-101 would have required the Company to obtain a formal valuation in respect of, and minority shareholder approval for, the related party transaction before its completion. However, in completing the Offering, the Company relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(g) and 5.7(1)(e), respectively, on the basis of financial hardship.

Reliance on those exemptions was based on, among other things, the determinations by the board of directors of the Company, acting in good faith, and by at least two-thirds of the independent directors of the Company, acting in good faith, that: (i) the Company was in serious financial difficulty; (ii) the Offering was designed to improve the financial position of the Company; and (iii) the terms of the Offering were reasonable in the circumstances of the Company. The circumstances described in section 5.5(f) of MI 61-101 were not applicable. The Company also relied on the minority shareholder approval exemption on the basis that there was no requirement, corporate or otherwise, to hold a meeting to obtain approval of the holders of any class of affected securities in connection with the Offering.

The Offering was approved by all directors who were independent in respect of the Offering for purposes of MI 61-101. Eli Zamir disclosed his interest in the Offering, did not participate in the independent directors’ consideration of the Offering and abstained from voting on the resolutions approving Invest-Pro’s participation in the Offering and the Company’s reliance on the exemptions under MI 61-101. No special committee was established in connection with the Offering.

Further details regarding the Offering and the related party transaction will be provided in a material change report to be filed by the Company. The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Offering because the details of Invest-Pro’s participation were not finalized until shortly before closing of the Offering. The Company determined that the shorter period was reasonable and necessary in the circumstances, given the Company’s financial condition, liquidity position and debt obligations, and the benefits of completing the Offering on an expedited basis.

About IM Cannabis Corp.

IMCC (Nasdaq: IMCC) is an international company currently operating a medical cannabis platform serving patients in Israel and, through Adjupharm GmbH, Germany. As previously announced on August 17, 2026, the Company has entered into an agreement to sell I.M.C. Holdings Ltd. Upon completion of that transaction, the Company expects to retain its Israeli medical cannabis operations, while the German operations conducted through Adjupharm GmbH are expected to be held indirectly by the purchaser.

The IMCC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC’s products throughout the value chain.

Company Contact:

Michal Efraty

Investor & Public Relations

IM Cannabis Corp.

michal@efraty.com

Oren Shuster, Chief Executive Officer

IM Cannabis Corp.

info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by words such as “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “anticipate,” “believe,” “plan,” “estimate,” “likely,” “potential” and similar expressions, or statements that events, conditions or results “may,” “will,” “could,” “would” or “should” occur or be achieved.

Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s intended use of the net proceeds from the Offering; the Company’s evaluation or pursuit of potential additional business opportunities; the expected completion of the pending sale of I.M.C. Holdings Ltd.; the Company’s expected retention of its Israeli medical cannabis operations following completion of that transaction; and the expected disposition of the Company’s German operations.

Forward-looking statements are based on a number of assumptions, including, among others: that the Company will use the net proceeds from the Offering substantially as currently intended; that suitable additional business opportunities may be identified and pursued; that the parties to the pending sale of I.M.C. Holdings Ltd. will satisfy or waive, as applicable, the conditions to closing; that the required consents, approvals, releases and tax certificates will be obtained on acceptable terms and within the required timeframe; and that the pending sale will be completed on the terms currently contemplated.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation: the risk that the Company uses the net proceeds from the Offering differently from its current intentions; the risk that the Company does not identify or complete suitable additional business opportunities; the risk that the pending sale of I.M.C. Holdings Ltd. is not completed on the terms or within the timeframe currently contemplated, or at all; the risk that required consents, approvals, releases, tax certificates or clearances are not obtained, are delayed or are obtained on unacceptable terms; the risk that the anticipated financial and operational benefits of the pending sale are not realized or are less than expected; the risk that the Company is unable to maintain or regain compliance with the continued listing requirements of the Nasdaq Capital Market; risks relating to the Company’s liquidity position, going concern disclosure, debt obligations and ability to raise additional capital; risks relating to the medical cannabis industry in Israel, Germany and other jurisdictions in which the Company or its subsidiaries operate; regulatory and licensing risks; supply chain constraints; competition; product liability; reliance on key personnel; war, conflict and civil unrest in the Middle East and Eastern Europe; and the other risks, uncertainties and factors described under the heading “Risk Factors” in the Company’s annual report for the year ended December 31, 2025, which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management as of that date. The Company does not undertake any obligation to update any forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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